Exhibit 15.1

Explanatory statements regarding Advanced Fuel Technologies Ltd:

The Form 1-A precludes comments and certain numeric values from being input. The following are the values/comments we would like noted:

ITEM 1 - Financial Statements

Title	As reported	As Actual
Earnings Per Share - Basic:	0.00	(0.00)
Earnings Per Share - Diluted:	0.00	(0.00)

ITEM 4 - Summary Information

Title	As reported	As Actual
Number of securities offered:	50,000,000	50,000,000 Common Class A
Price per security:	0.50	0.50
The portion of the aggregate offering price attributable to securities being offered on behalf of the issuer:	$25,000,000	$25,000,000
Total:	$25,000,000	$25,000,000
Estimated net proceeds to the issuer:	$25,000,000	$25,000,000

ITEM 5. - Jurisdictions

Title	As reported	As Actual
Comment only		The officers of the issuer will be the only people offering the securities (Common Class A).